Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereon) for the three and nine months ended September 30, 2011 and the Corporation’s Press Release dated November 9, 2011 announcing its third quarter 2011 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2010, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 9, 2011.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s third quarter 2011 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a provider of leading e-commerce solutions that helps the world’s leading loyalty programs increase loyalty member engagement online. In addition to operating the consumer website at Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs, Points helps loyalty programs leverage their online presence in new ways. The Corporation focuses on delivering e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. Through its leading proprietary technology and partnerships with over 45 of the world’s top loyalty programs, Points delivers approximately $300 million annually in additional revenue for partners whose loyalty program members comprise over 500 million.

The Corporation generates revenue by transacting points and miles. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e. credit and/or inventory risk) for the operation of these products. Second, other partner revenues are primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended September 30, 2011 include:

  Quarterly revenues of $28,807, an increase of 23% over the prior year quarter

  Record quarterly gross margin of $6,316, an increase of 21% over the prior year quarter

  Net income after tax of $1,662, an increase of 54% over the third quarter of 2010

  Earnings before interest, taxes, depreciation, amortization, foreign Exchange and impairment (“EBITDA”) for the third quarter of 2011 was $1,924, an increase of 66% over the prior year quarter

  Cash provided from operations of $3,480 for the quarter ended September 30, 2011. As at September 30, 2011, the Corporation had cash and cash equivalents of $34,113 with no external debt

  Points and miles transacted in the third quarter increased 31% over the prior year quarter

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

	For the three months		For the nine months
	ended		ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Revenue	$28,807	$23,509	$90,005	$68,674
Gross margin	6,316	5,209	17,610	13,731
Ongoing operating costs	4,392	4,047	14,000	12,107
EBITDA	1,924	1,162	3,610	1,624
Earnings before income taxes	1,306	1,079	2,093	1,268
Net income	$1,662	$1,079	1,974	1,610
Earnings per share(1)
Basic	$0.11	$0.07	$0.13	$0.11
Diluted	$0.11	$0.07	$0.13	$0.11
Weighted average shares outstanding(1)
Basic	15,061,208	14,982,668	15,028,871	14,982,286
Diluted	15,566,276	15,050,181	15,514,737	15,052,056
Total assets	$54,910	$42,758	$54,910	$42,758
Shareholders' equity	$16,565	$13,492	$16,565	$13,492

(1)	Earnings per share and weighted average shares outstanding amounts are shown on a post-consolidation basis.

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THIRD QUARTER COMMENTS AND BUSINESS CONDITIONS

Operating results for the third quarter of 2011 reflected the continued strength of the Corporations e-commerce solutions offered to its loyalty program partnership base. Points and miles transacted in the third quarter of 2011 increased 31% over the prior year quarter primarily due to the launch of new partnerships subsequent to the third quarter of 2010, organic growth in existing partnerships, and the timing of promotional efforts. On a sequential basis, miles and points transacted in the third quarter decreased by 8% compared to the second quarter of 2011, largely due to the timing of promotional activities. Despite this decrease, the Corporation still managed to grow gross margin over the second quarter by $110 due to the relative mix of partner sales. The Corporation continues to focus on increasing overall levels of member engagement on promotional efforts by increasing consumer awareness through targeted marketing efforts.

In the third quarter, the Corporation added Iberia Plus, the loyalty program of Spain’s leading airline, to its partnership base participating in the Buy, Gift and Transfer products. With the additions of Saudi Arabian Airlines Alfursan Rewards, LAN Airlines LANPASS, and the Hyatt Gold Passport programs in the first half of 2011, management continues to execute on its objective to diversify its loyalty program base.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric of loyalty program users.

The loyalty industry continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. exceeded 2 billion in 2010, netting out to more than 18 memberships per household. This figure represented a 16% growth in U.S. memberships from 2008 and was spread across multiple market segments. According to Colloquy, the total perceived value of points and miles issued in 2010 in the U.S. for consumer oriented rewards programs was approximately $48 billion across an array of industries. Of this amount, nearly one third ($16 billion) is estimated to go unredeemed.

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Considering the above, Management believes that there is significant room for growth in the demand for innovative loyalty products. The Corporation has directed 2011 development efforts on value-added loyalty applications and solutions that are aimed at increasing online engagement from loyalty program members to further unlock the unredeemed value in the loyalty market place. In line with this objective, the Corporation introduced two new products to the loyalty space during the third quarter.

First, the Corporation partnered with SimpleRegistry Inc. to create a Miles Gift Registry for US Airways. The Gift Registry product allows Dividend Miles® members the ability to share their mileage goals with family and friends, inviting them to contribute miles to their registry via social media platforms. Management plans to extend the Gift Registry offering to other loyalty programs in the future.

Additionally, Points launched the Incentify product, a new online merchant loyalty application, in the third quarter of 2011. Through a strategic partnership with leading eCommerce platform provider Shopify, the Incentify product allows small to medium sized online merchants not traditionally serviced by loyalty programs to now have access to the loyalty rewards space. With six participating loyalty programs, the Incentify product adds another channel through which loyalty program members can earn loyalty rewards. The Corporation intends to expand the reach of the Incentify product to other leading online merchant platforms in the future.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Management recognizes that total revenues less direct cost of principal revenue, hereafter referred to by management as gross margin, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement and gross margins that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

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	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Principal revenue	$26,900	$22,038	$84,363	$63,938
Other partner revenue	1,903	1,468	5,629	4,727
Interest revenue	4	3	13	9
Total revenue	28,807	23,509	90,005	68,674
Direct of principal revenue	22,491	18,300	72,395	54,943
Gross margin	$6,316	$5,209	$17,610	$13,731
Gross margin %	22%	22%	20%	20%

The Corporation generated quarterly revenues of $28,807 for the three months ended September 30, 2011, an increase of $5,298 or 23% over the same period in the prior fiscal year. Revenues for the nine month period ended September 30, 2011 were $90,005, an increase of $21,331 or 31% over the comparable prior year period. The increase in revenue over the prior year quarter was driven by higher transaction levels due to stronger promotional efforts in the current year quarter and the impact of new partnerships launched over the last year. The majority of revenue growth occurred in principal revenue, as the Corporation continues to focus on reseller partnerships. Revenues and gross margins continue to be influenced by the timing and effectiveness of promotional efforts and the relative mix of partner revenues.

Points and miles transacted in the third quarter of 2011 increased 31% over the prior year period, primarily driven by increased consumer awareness and targeted marketing which improved consumer engagement on select promotional efforts offered during the quarter. In addition, the launch of new partnerships subsequent in the second half of 2010 contributed to increased revenues and transaction levels in 2011.

In line with the growth in revenues, gross margin for the third quarter of 2011 increased $1,107 or 21% from the third quarter of 2010 to $6,316. On a year to date basis, gross margin for the nine months ended September 30, 2011 increased $3,879 or 28% over the comparable prior year period. The increase in gross margins over prior year periods was driven by increased promotional activity in 2011 combined with the higher margin partners added to the platform subsequent to prior year periods. In addition, annual performance targets which reduce the Corporation’s per mile costs were achieved earlier in 2011 when compared to 2010, enabling Points to minimize direct costs and increase gross margins.

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ONGOING OPERATING COSTS

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Employment costs	$3,021	$2,482	$9,523	$7,813
Marketing and communications	392	376	1,019	920
Technology services	146	270	448	705
Operating expense	833	919	3,010	2,669
Total ongoing operating costs	$4,392	$4,047	$14,000	$12,107

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs, and other operating expenses. Ongoing operating costs were $4,392 for the third quarter of 2011, increasing $345 or 9% over the third quarter of 2010. For the nine months ended September 30, 2011, ongoing operating costs increased $1,893 or 16% versus the comparable prior year period. Ongoing operating costs are largely denominated in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the cost of predictable Canadian dollar expenditures. The Canadian dollar on average was stronger against the US dollar in fiscal 2011 than 2010, adversely impacting un-hedged Canadian dollar operating expenses.

Employment Costs

Employment costs include salaries and bonus, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and are largely denominated in Canadian dollars. Employment costs were $3,021 for the third quarter of 2011, increasing $539 or 22% from the prior year quarter. For the nine months ended September 30, 2011, employment costs increased $1,710 or 22% from the comparable prior year period.

Salaries and related benefits increased over the prior year periods due to an increase in full-time equivalents and, to a lesser extent, annual cost of living adjustments made at the beginning of 2011. Full time equivalents increased from 97 in the third quarter of 2010 to 110 in the third quarter of 2011. For the nine months ended September 30, 2011, full time equivalents were 106 compared to 97 for the nine months ended September 30, 2010. Headcount investments have been predominantly focused on technology and product resources focused on new product development. In addition, prior year period employment costs were lower due to higher capitalized employment costs related to the development of the ePoch technology platform. Lastly, the impact of the strengthening Canadian dollar over the past year has adversely impacted employment costs relative to 2010; however, this was partially mitigated by foreign exchange gains from forward contracts designated as cash flow hedges. On a full year 2011 basis, the Corporation anticipates it will end the year with approximately 110 full time equivalents.

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Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenses, and other online marketing and promotional activities. Marketing costs for the third quarter of 2011 increased $16 or 4% from the third quarter of 2010. For the nine months ended September 30, 2011, marketing costs increased $99 or 11% versus the comparable prior year period. Increases to marketing expenditures were primarily focused on the promotion of the Points.com consumer portal. Marketing expenses are anticipated to increase in the fourth quarter of 2011 as the Corporation focuses on promoting newly launched products.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology services costs decreased $124 or 46% from the third quarter of 2010 to $146. For the nine months ended September 30, 2011, technology costs decreased $257 or 36% from the comparable prior year period. Cost containment initiatives undertaken by Management, including the relocation of the Corporations data centre from a fully hosted facility to a co-location site in the fourth quarter of 2010, have contributed to the decrease over the prior year periods.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the third quarter of 2011 were $833, a decrease of $86 or 9% over the third quarter of 2010. The decrease over the prior year quarter was primarily due to lower professional fees incurred, partially offset by increased travel expenses related to the Corporation’s new international partnerships. For the nine months ended September 30, 2011, operating expenses increased $341 or 13% from the prior year period, primarily driven by fees associated with the Corporation’s NASDAQ listing and share consolidation in the first quarter, increased travel costs, and to a lesser extent, increased insurance costs. The Corporation anticipates that operating expenses in the fourth quarter of 2011 will continue at the average of the first three quarters.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment costs. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other issuers.

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Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Operating income	$1,298	$1,081	$2,068	$1,291
Depreciation and amortization	622	158	1,630	445
Foreign exchange gain	4	(77)	(88)	(112)
EBITDA	$1,924	$1,162	$3,610	$1,624

For the quarter ended September 30, 2011, the Corporation’s EBITDA was $1,924, an increase of $762 or 66% over the prior year quarter. For the nine months ended September 30, 2011, EBITDA of $3,610 increased $1,986 or 122% over the comparable prior year period.

The increases over prior periods are primarily due to gross margin growth outpacing the growth in ongoing operating costs. Compared to the third quarter of 2010, gross margins grew by 21% while ongoing operating costs grew just 9%. For the nine months ended September 30, 2011, gross margins grew 28% over the prior year period, while ongoing operating costs increased 16%. Management has focused on growing revenues and margins while leveraging its existing cost base with targeted and responsive investments in 2011.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Depreciation and amortization	$622	$158	$1,630	$445
Foreign exchange loss (gain)	4	(77)	(88)	(112)
Interest and other charges	(8)	2	(25)	23
Deferred income tax expense (recovery)	(356)	-	119	(342)
Total	$262	$83	$1,636	$14

Depreciation and Amortization Expense

Depreciation and amortization expense of $622 in the third quarter of 2011 increased $464 or 294% over the third quarter of 2010 and increased $1,185 or 266% for the nine months ended September 30, 2011 compared to the prior year. The increase over prior year periods was primarily due to the commencement of amortization of the Corporation’s new ePoch technology platform in the second half of 2010. In addition, the Corporation commenced amortization of the ePoch Corporate technology platform that completed development early in the second quarter of 2011.

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Foreign Exchange Gain

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet monetary accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2011 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended September 30, 2011, the Corporation reclassified $81 of realized gains, net of tax, from other comprehensive income into earnings, which helped offset foreign exchange losses in the third 2011 driven by the depreciation of the U.S. dollar.

For the quarter ended September 30, 2011, the Corporation recorded a foreign exchange loss of $4, primarily driven by the fluctuations of the US dollar against Canadian dollar, EURO and British Pound, which resulted in unrealized FX losses on the translation of the Corporation’s non-US dollar cash reserves. In addition, the appreciation of the Canadian dollar in the third quarter unfavourably impacted the unhedged portion of ongoing operating costs.

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Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a deferred income tax recovery of $356 in the third quarter of 2011 which primarily relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Net income	$1,662	$1,079	$1,974	$1,610
Earnings per share
Basic	$0.11	$0.07	$0.13	$0.11
Diluted	$0.11	$0.07	$0.13	$0.11

The Corporation reported net income of $1,662 for the quarter ended September 30, 2011 compared to net income of $1,079 for the quarter ended September 30, 2010. The increase of $583 or 54% in net income over the prior year quarter is primarily due to an increase in gross margins and EBITDA, partially offset by higher depreciation and amortization charges. Net income for the nine months ended September 30, 2011 of $1,974 increased $364 or 23% from $1,610 for the comparable prior year period, largely due to higher EBITDA for the period, partially offset by increased amortization charges and deferred tax expense.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,061,208 common shares for the quarter ended September 30, 2011, compared with 15,036,702 for the quarter ended June 30, 2011 and 14,982,668 for the quarter ended September 30, 2010. The increase in average shares outstanding was due to the exercise of employee stock options during the period. The Corporation reported basic and fully diluted earnings per share of $0.11 for the third quarter of 2011, and $0.13 for the nine months ended September 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at

	September 30,	December 31,	September 30,
(In thousands of US dollars)	2011	2010	2010
Total funds available	$41,142	$36,986	$28,724
TOTAL ASSETS	54,910	50,851	42,758
Liabilities	38,345	36,698	29,266
Shareholders' Equity	16,565	14,153	13,492
LIABILITIES AND SHAREHOLDERS' EQUITY	54,910	50,851	42,758
Working Capital	$6,451	$4,472	$3,126

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The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2011, the Corporation continues to remain debt-free with $41,142 (December 31, 2010 – $36,986) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $6,451 at September 30, 2011 compared to working capital of $4,472 as at December 31, 2010 and $3,126 as at September 30, 2010. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of current operating leases.

Sources and Uses of Cash

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2011	30, 2010	30, 2011	30, 2010
Operating activities	$3,480	$(2)	$6,832	$601
Investing activities	(378)	(1,507)	(1,653)	(5,587)
Financing activities	55	3	513	5
Effects of exchange rates	363	433	(42)	(120)
Change in cash and cash equivalents	$3,520	$(1,073)	$5,650	$(5,101)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The Corporation generated positive cash flows from operating activities in the third quarter of 2011 and for the nine months ended September 30, 2011, which was largely due to positive EBITDA generated during the periods and the timing of partner payments.

Investing Activities

Cash used in investing activities was $378 for the third quarter of 2011 and $1,653 for the nine months ended September 30, 2011. Investments primarily related to ongoing technology and product development and routine computer equipment purchases.

When compared to the comparable prior periods of 2010, cash used in investing activities decreased by $1,129 or 75% for the three month period and $3,934 or 70% for the nine month period ended September 30, 2011. Throughout 2010, the Corporation invested heavily in the development of the ePoch technology platform and the new Points.com consumer portal that was launched in the third quarter of 2010. In addition, the Corporation incurred leasehold improvement costs associated with its office relocation in third quarter of 2010 that will not repeat in 2011. While the Corporation continues to devote resources to developing innovative loyalty products, 2011 capital expenditures will be lower than 2010 levels. The Corporation will continue to fund capital expenditures through working capital.

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Financing Activities

Cash flows provided by financing activities in 2011 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

(In thousands of US dollars)	Total	2011	2012	2013	2014	2015+
Operating leases(1)	$4,162	$218	$702	$727	$710	$1,805
Purchase Commitments(2)	71,404	5,953	29,009	18,141	18,301	-
	$75,566	$6,171	$29,711	$18,868	$19,011	$1,805

(1)	The Corporation is obligated under various operating leases for premises and equipment and service agreements for web hosting services.
(2)

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with loyalty program operators. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$3,317,816. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 258,167 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 1, 2011 (figures in CAD$)

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Security Type	Month of Expiry	Number(1)	Strike Price(1)	Proceeds

Options	January 24, 2012	53,167	9.00	478,503
Options	March 6, 2012	1,250	10.40	13,000
Options	May 8, 2012	22,250	11.20	249,200
Options	May 8, 2012	93,400	12.32	1,150,688
Options	May 8, 2012	33,300	14.00	466,200
Options	May 8, 2012	33,300	18.00	599,400
Options	June 20, 2012	750	16.30	12,225
Options	August 14, 2012	20,750	16.80	348,600
Total		258,167		$3,317,816

(1)	Number of options and strike price are shown on a post-consolidation basis

OUTSTANDING SHARE DATA

As of November 1, 2011, the Corporation has 15,071,672 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 867,121 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.80. The expiration dates of the options range from January 24, 2011 to August 18, 2016.

The following table lists the common shares issued and outstanding as at November 1, 2011 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares(2)	Proceeds
Common Shares Issued & Outstanding	15,071,672
Convertible Securities: Stock options	867,121	CAD$ 8,494,313
Diluted Common Shares Issued & Outstanding	15,938,793	CAD$ 8,494,313
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)(2)	611,886

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.
(2)	Common share and option amounts shown are on a post-consolidation basis

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SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic earnings		Diluted
		Net income	(loss) per		earnings (loss)
Three month period ended	Total Revenue	(loss) (2)	share(1	)(2)	per share(1	)(2)
September 30, 2011	$28,807	$1,662	$0.11		$0.11
June 30, 2011	$32,725	$501	$0.03		$0.03
March 31, 2011	$28,473	$(189)	$(0.01)		$(0.01)
December 31, 2010	$27,004	$341	$0.02		$0.02
September 30, 2010	$23,509	$1,079	$0.07		$0.07
June 30, 2010	$21,663	$88	$0.00		$0.00
March 31, 2010	$23,502	$443	$0.03		$0.03
December 31, 2009	$16,577	$1,898	$0.13		$0.13

(1)	Earnings per share amounts shown are on a post-consolidation basis.
(2)	For periods before the IFRS transition date of January 1, 2010, figures are presented in accordance to Canadian GAAP.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies are presented in Notes 2 and 3 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2011. The preparation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and IFRS Interpretations Committee (“IFRIC”), requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2011.

TRANSITION TO AND INITIAL ADOPTION OF IFRS

Effective January 1, 2011, the Corporation adopted IFRS. The condensed consolidated interim financial statements for the three and nine months ended September 30, 2011 have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and IAS 34, using accounting policies that are consistent with IFRS in effect for periods beginning January 1, 2011 or earlier.

Prior to the adoption of IFRS, our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation’s financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS.

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The preparation of these condensed consolidated interim financial statements resulted in changes to the Corporation’s accounting policies when compared with the most recent annual financial statements prepared under Canadian GAAP.

The accounting policies as set out in Note 3 of the condensed consolidated interim financial statements have been applied consistently to all periods presented in the condensed consolidated interim financial statements. Comparative information for the three and nine months ended September 30, 2010 and for the year ended December 31, 2010, have been adjusted from amounts previously reported under Canadian GAAP.

Impact of IFRS on the Corporation

Set out below are the significant differences between Canadian GAAP and IFRS that impacted the Corporation upon transition.

IFRS 1 Elections

Guidance for the first time adoption of IFRS is set out in IFRS 1. The outlined below are the significant optional exemptions and mandatory exemptions that the Corporation applied in preparing these condensed consolidated interim financial statements:

IFRS 2, Share-based Payments	The Corporation elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3, Business Combinations	The Corporation elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21, The Effects of Changes in Foreign Exchange Rates	The Corporation elected under IFRS 1 and to reset all cumulative translation gains and losses to zero in opening retained earnings on the date of transition. This resulted in $2,566 of cumulative translation losses to be transferred to the accumulated deficit balance as at January 1, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in Note 16 of the condensed consolidated interim financial statements and is also discussed below:

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IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

The effect of implementing IFRS 2 upon transition to IFRS increased the cumulative employee stock option expense recognized up to January 1, 2010 by $379, which was recognized through opening retained earnings. The adjustment was calculated only for unvested options issued and outstanding as of the transition date. Also, additional stock option expense of $2 and $23 was recorded for the three and nine months ended September 30, 2010, respectively. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 12 Income Taxes (“IAS 12”)

IAS 12 requires all future income tax assets and liabilities to be classified as non-current on the balance sheet, even if the temporary difference comprising the deferred tax asset or liability is to reverse within 12 months of the reporting date. Upon conversion to IFRS, the Corporation reclassified $945 of future income tax asset from current to non-current. IAS 12 had no impact on recognition of measurement of future income tax asset.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill will be allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

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The Corporation recorded a goodwill impairment of $1,625 as part of the IFRS adoption as at January 1, 2010 compared to the balance as prepared in accordance with Canadian GAAP.

New Standards Not Yet Adopted

Standards and interpretations issued but not yet effective:

The IASB published Exposure Draft Mandatory Effective Date of IFRS 9, Financial Instruments, postponing the mandatory effective date of IFRS 9 (2009) and IFRS (2010) to annual periods beginning on or after January 1, 2015. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of the Corporation’s future cash flows. The Corporation will assess the impact this standard may have on the financial instruments held by the Corporation.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The extent of the impact on the Corporation’s financial statements has not been determined.

The Corporation does not anticipate that these new standards will have a significant effect on the consolidated financial statements except for additional disclosures that may be required.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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